

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2025

Gregory Foley
Chief Executive Officer
Foxx Development Holdings Inc.
13575 Barranca Parkway C106
Irvine, CA 92618

      **Re: Foxx Development Holdings Inc.**
          **Registration Statement on Form S-1**
          **Filed January 10, 2025**
          **File No. 333-284186**

Dear Gregory Foley:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Matthew Crispino at 202-551-3456 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Technology